NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

November 21, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Madeline Mateo
Christian Windsor

Re:	Netcapital Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 11, 2023
File No. 333-273158
(Withdrawn on October 24, 2023)

Amendment No. 1 to Registration Statement on Form S-1
Filed November 15, 2023
File No. 333-275210

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Netcapital Inc., a Utah corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 26, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-273158) (the “Original Registration Statement”) filed on September 11, 2023.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. As you are aware, the Original Registration Statement was withdrawn on October 24, 2023 and a new registration on Form S-1 (File No. 333-275210) (the “New Registration Statement”) was filed on October 30, 2023. We filed Amendment No. 1 to the New Registration Statement (the “Amendment”) on November 15, 2023. Both the New Registration Statement and the Amendment addressed the comments of the Staff in the Comment Letter. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Amendment.

Amendment No. 2 to Form S-1 filed September 11, 2023

Proposed ATS Relationship, page 38

1.	Revise your disclosure to clearly address the following issues related to your involvement in the secondary trading market that you intend to make available to your CF Portal Investors who have purchased securities through your funding portal:

●	State whether NetCapital or its employees will perform any matching of trades, or will have any visibility into the actions by NetCapital CF Portal Investors in accessing and completing trades on the ATS.

●	State whether NetCapital CF Portal Investors will pay fees to either Templum or NetCapital to access the system, or to complete a trade. To the extent that NetCapital CF Portal Investors will pay fees to Templum to list or trade their securities in the secondary market, clarify if NetCapital will receive a portion of any fees collected by Templum.

Response: In response to the Staff’s comment, disclosure has been included in both the New Registration Statement and the Amendment to address the issues related to our involvement in the secondary trading market that we intend to make available to our CF Portal Investors who have purchased securities through our funding portal. See “Business—Proposed ATS Relationship” beginning on page 36 in the Amendment.

2.	Revise this section to clearly explain the relationship between Templum and NetCapital, and the relationship between NetCapital CF Portal Investors and Templum. Revise to state whether NetCapital or its CF Portal Investors have the ability to perform tasks identified in your license with Templum. For instance, clarify whether NetCapital or the NetCapital CF Portal Investors have the ability to undertake the actions/access the information in the Secondary Trading - Continuous Market portion of the Technology Services Outline and Descriptions (Schedule IV of the Templum License) as included as Exhibit 10.1 to your 8-K filed on January 6, 2023.

Response: In response to the Staff’s comment, the disclosure has been revised in both the New Registration Statement and the Amendment to explain the relationship between Templum and NetCapital, and the relationship between NetCapital CF Portal Investors and Templum. In addition, the disclosure has been revised in the Amendment to state whether NetCapital or its CF Portal Investors have the ability to perform tasks identified in our license with Templum. See “Business—Proposed ATS Relationship” beginning on page 36 in the Amendment.

3.	Revise to state whether the use of the Templum ATS to facilitate trades in securities of NetCapital CF Portal Investors is limited to securities acquired through purchases from your CF Portal.

Response: In response to the Staff’s comment, the disclosure has been revised in both the New Registration Statement and the Amendment to state whether the use of the Templum ATS to facilitate trades in securities of NetCapital CF Portal Investors is limited to securities acquired through purchases from our CF Portal. See “Business—Proposed ATS Relationship” beginning on page 36 in the Amendment.

4.	State whether NetCapital will have any obligation to conduct know your customer, or other compliance efforts for your CF Portal Investors in order for those investors to use the Templum ATS.

Response: In response to the Staff’s comment, the disclosure has been revised in both the New Registration Statement and the Amendment to state whether we will have any obligation to conduct know your customer, or other compliance efforts for our CF Portal Investors in order for those investors to use the Templum ATS. See “Business—Proposed ATS Relationship” beginning on page 36 in the Amendment.

Transactions with Related Parties, page 56

5.	We note your disclosure to our prior comment 13 and re-issue. In particular, we note that you have not identified the director of one of your subsidiaries who received 200 thousand shares. Refer to Section 229.404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the disclosure in both the New Registration Statement and the Amendment has been revised to identify the related parties in this section. Paul Riss has been identified as the director of one of our subsidiaries who received options to purchase 200,000 shares of common stock. See “Certain Relationships And Related Party Transactions” beginning on page 54 in the Amendment.

6.	Revise the disclosure to state the interest rate on the note receivable from Deuce Drone LLC, and state whether the notes are performing under their terms. Provide similar information on the notes that you owe to Mr. Geary. See Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the interest rate on the Deuce Drone notes receivable and performance of such notes is disclosed in both the New Registration Statement and the Amendment. Regarding Mr. Geary, the disclosure previously provided specifically states that all such amounts owed are non-interest bearing and that we have no signed agreements for such indebtedness to Mr. Geary. We did include disclosure in both the New Registration Statement and the Amendment that such indebtedness to Mr. Geary is not deemed to be in default. See “Certain Relationships And Related Party Transactions” beginning on page 54 in the Amendment.

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If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Netcapital Inc.

By:	/s/ Martin Kay
Martin Kay, Chief Executive Officer

cc:	Richard Friedman, Esq.